COMPASS GROUP

RECEIVED
2008 APR 16 P 1:-3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

[redacted]

08001789

SUPPL

1 April 2008

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

PROCESSED
APR 18 2008
THOMSON FINANCIAL

I NEWS RELEASES

1. Compass Group PLC Trading Update (March 27, 2008).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the purchase of 750,000 its own shares for cancellation (March 3, 2008).

2. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at February 29, 2008, in accordance with the Disclosure and Transparency Rules (March 3, 2008).

3. Notification from Compass Group PLC relating to the purchase of 723,094 of its own shares for cancellation (March 4, 2008).

4. Notification from Compass Group PLC relating to Director/PDMR interest (Tim Parker) (March 4, 2008).

5. Notification from Compass Group PLC relating to the purchase of 563,146 of its own shares for cancellation (March 5, 2008).

6. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 6, 2008).

dlw 4/17

7. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (March 7, 2008).

8. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 10, 2008).

9. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 11, 2008).

10. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 12, 2008).

11. Notification from Compass Group PLC relating to Director/PDMR interest (Sir Roy Gardner) (March 13, 2008).

12. Notification from Compass Group PLC relating to the purchase of 900,000 of its own shares for cancellation (March 13, 2008).

13. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (March 14, 2008).

14. Notification from Compass Group PLC relating to the purchase of 1,250,000 of is own shares for cancellation (March 17, 2008).

15. Notification from Compass Group PLC relating to Director/PDMR interest (Richard Cousins) (March 17, 2008).

16. Notification from Compass Group PLC relating to Director/PDMR interest (Ian El-Mokadem) (March 18, 2008).

17. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (March 18, 2008).

18. Notification from Compass Group PLC relating to the purchase of 847,000 of its own shares for cancellation (March 19, 2008).

19. Notification from Compass Group PLC relating to its Trading Update (March 27, 2008).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

great people

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No.169 – Return by a company purchasing 2,250,000 of its own shares for cancellation (March 3, 2008).

2. Companies Form No.169 – Return by a company purchasing 2,250,000 of its own shares for cancellation (March 3, 2008).

3. Companies Form No. 88(2) – Return of allotment of 265,762 shares (March 7, 2008).

4. Companies Form No.169 – Return by a company purchasing 2,250,000 of its own shares for cancellation (March 7, 2008).

5. Companies Form No.169 – Return by a company purchasing 2,250,000 of its own shares for cancellation (March 7, 2008).

6. Companies Form No. 88(2) – Return of allotment of 132,952 shares (March 14, 2008).

7. Companies Form No.169 – Return by a company purchasing 750,000 of its own shares for cancellation (March 25, 2008).

8. Companies Form No.169 – Return by a company purchasing 2,036,240 of its own shares for cancellation (March 25, 2008).

9. Companies Form No.169 – Return by a company purchasing 2,750,000 of its own shares for cancellation (March 25, 2008).

10. Companies Form No. 88(2) – Return of allotment of 130,496 shares (March 31, 2008).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V Derham
Deputy Company Secretary

RECEIVED
2008 APR 16 P 1:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

I NEWS RELEASES

COMPASS GROUP

Compass Group PLC: Trading update

27 March 2008

This statement updates investors on the Group's progress in the current year, ahead of the announcement on 14 May 2008 of its half year results for the six months to 31 March 2008.

Group

Trading in the first five months of the current financial year has been ahead of our expectations and the strong performance seen in the first three months as detailed in the interim management statement on 8 February 2008 has continued into the second quarter. We expect organic revenue growth to be just over 5% for the half year and, with the MAP (Management and Performance)(1) programme more deeply embedded throughout the whole organisation, expect to deliver around 50 basis points of margin improvement compared with the same period last year. Cash flow conversion remains very good with ongoing success in driving working capital improvements and careful control of capital expenditure.

We are continuing to be successful in our management of the impact of input cost inflation through rigorous application of the MAP framework, as reflected in the continued improvement in margins, particularly in the key areas of purchasing and supply chain efficiencies, unit cost efficiencies (including menu planning) and both client and consumer pricing.

Overall, we expect a favourable impact of around £6 million on operating profit(2) from the movement of our key currencies for the six months to 31 March 2008 compared with the same period last year(3).

North America

In North America trading remains strong and we again expect good organic revenue growth for the half year of around 7%. Positive like for like revenue growth together with good management of input cost inflation and ongoing operating efficiencies throughout the businesses are expected to deliver further margin improvements of 50 to 60 basis points.

Continental Europe

The organic revenue growth rate in Continental Europe continues to improve and for the half year is expected to be around 5%, with good performances in Spain, Turkey, Eastern Europe and the Nordic countries. We are achieving good conversion of incremental revenues through to operating profit and expect to see margin growth of 60 to 70 basis points.

UK
In the UK, as anticipated, we expect revenues and margins to be broadly in line with last year. The Education sector continues to make solid progress and the Business and Industry and Healthcare sectors are performing in line with the same period last year. We are making good progress with unit labour and overhead efficiency plans and food cost is being well managed through supply chain efficiencies, menu planning and price increases.

Rest of the World
We expect to see around 9% organic revenue growth for the half year in the Rest of the World, driven by positive trends in South America, UAE and our remote site businesses. Margins are expected to show an improvement of 80 to 90 basis points. Our Japanese business continues to make good progress.

Brazil Acquisition
The Group has now completed the acquisition of the remaining 50% stake in GR S.A., our Brazilian contract catering business, for a total cash consideration of 305 million Brazilian Reals (£90 million). The operational and management integration of the business into the Group is proceeding well and we are optimistic about the growth opportunities.

Share Buy Back Programme
The Group's £1 billion share buy back programme is now complete. Between 1 October 2007 and 19 March 2008, the Group repurchased for cancellation 89 million ordinary shares for a total consideration of £280 million. This brings the total number of shares repurchased since the share buy back programme began in 2006 to 328 million for a total consideration of £1 billion.

Full Year Outlook
We have had an encouraging start to the year with a continuation of the positive trading momentum seen over the last 18 months. Looking forward, a combination of good market growth from a diversified geographical and sector base, improving working capital management, capital expenditure control and clearly identified cost efficiencies, leaves us confident that this trend will continue through the second half of the year.

ENDS

Enquiries:

Analysts	Andrew Martin	01932 573000
Media	Chris King	01932 573116

Website: www.compass-group.com

Note to Editors:

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services to our clients' premises and we generated annual revenues of over £10 billion in the year to 30 September 2007. The company operates across the following core

sectors of Business and Industry (B&I), Defence, Offshore and Remote, Education, Healthcare, Sports and Leisure (S&L) and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

A copy of this release, together with all other recent announcements can be found on Compass Group's website at www.compass-group.com.

(1) MAP is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers enabling the business to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers:

- MAP 1: Client Sales and Marketing
- MAP 2: Consumer Sales and Marketing
- MAP 3: Food Cost
- MAP 4: Unit Costs
- MAP 5: Above Unit Overheads

(2) Operating profit, a term used throughout this announcement, includes share of profit of associates and is wholly consistent with the presentation in the Group's 2007 Annual Report and Accounts.

(3) The main exchange rates used to translate the results of subsidiaries reporting in foreign currency were:

Average exchange rate for the	Five months to 29 February 2008	Six months to 31 March 2007
US Dollar	2.02	1.95
Euro	1.38	1.49

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:53 03-Mar-08
Number	2620P

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 03 March 2008 it purchased for cancellation 750,000 ordinary shares at a price of 331.7881 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	09:49 03-Mar-08
Number	1743P

RNS Number:1743P
Compass Group PLC
03 March 2008

Compass Group PLC - Total Voting Rights and Capital as at 29 February 2008

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 29 February 2008 its issued share capital consists of 1,860,794,382 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,860,794,382, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,860,794,382 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:34 04-Mar-08
Number	3721P

4th March 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 March 2008 it purchased for cancellation 723,094 ordinary shares at a price of 336.3221 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	14:28 04-Mar-08
Number	3379P

RNS Number:3379P
Compass Group PLC
04 March 2008

Compass Group PLC

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Compass Group PLC (the "Company") notifies the following share purchases made by directors under the Company's Dividend Reinvestment Plan in respect of the final dividend for the year ended 30 September 2007, which was paid on 3 March 2008.

Director's Name	No. of shares purchased on 3 March 2008	Purchase price per share in pence
Tim Parker	435	329.75

Tim Parker's beneficial holdings have been increased as a result of this purchase.

For further information please contact:
Mark J White
General Counsel and Company Secretary
+44 (0) 1932 573000

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £10.3 billion in the year to 30 September 2007. The Company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:17 05-Mar-08
Number	4699P

5th March 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 March 2008 it purchased for cancellation 563,146 ordinary shares at a price of 346.515693 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley		Compass Group PLC		01932 573 000

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:19 06-Mar-08
Number	5732P

6th March 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6 March 2008 it purchased for cancellation 1,000,000 ordinary shares at a price of 337.751215 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

Regulatory Announcement

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RECEIVED
2008 APR 16 P 1:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:30 07-Mar-08
Number	6798P

7th March 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7 March 2008 it purchased for cancellation 750,000 ordinary shares at a price of 334.314307 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:44 10-Mar-08
Number	7840P

10th March 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 March 2008 it purchased for cancellation 1,000,000 ordinary shares at a price of 321.556375 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley		Compass Group PLC		01932 573 000

END

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Regulatory Announcement

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RECEIVED

2008 APR 16 P 1:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:31 11-Mar-08
Number	8801P

11th March 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 March 2008 it purchased for cancellation 1,000,000 ordinary shares at a price of 320.01 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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Regulatory Announcement

RECEIVED

2008 APR 16 P 1:-4

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:19 12-Mar-08
Number	9852P

12th March 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 March 2008 it purchased for cancellation 1,000,000 ordinary shares at a price of 317.302636 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	14:37 13-Mar-08
Number	0589Q

RNS Number:0589Q
Compass Group PLC
13 March 2008

13 March 2008

COMPASS GROUP PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Compass Group PLC (the "Company") announces that Sir Roy Gardner, Chairman, has today increased his shareholding in the Company by the purchase of 25,000 ordinary shares each in the market at a purchase price of 310.0393p pence each per share.

As a result of this transaction, Sir Roy Gardner now holds 200,000 ordinary shares of 10 pence each in the capital of the Company.

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £10.3 billion in the year to 30 September 2007. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

END

Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:40 13-Mar-08
Number	0897Q

13th March 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 March 2008 it purchased for cancellation 900,000 ordinary shares at a price of 310.712068 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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Regulatory Announcement

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RECEIVED

2008 APR 16 P 1:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:26 14-Mar-08
Number	1947Q

14th March 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 March 2008 it purchased for cancellation 1,250,000 ordinary shares at a price of 310.506427 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:52 17-Mar-08
Number	3059Q

17th March 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 March 2008 it purchased for cancellation 1,250,000 ordinary shares at a price of 305.433129 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	15:27 17-Mar-08
Number	2824Q

RNS Number:2824Q
Compass Group PLC
17 March 2008

17 March 2008

COMPASS GROUP PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Compass Group PLC (the "Company") announces that Richard Cousins, Group Chief Executive, has today increased his shareholding in the Company by the purchase of 50,000 ordinary shares each in the market at a purchase price of 301.25p pence each per share.

As a result of this transaction, Richard Cousins now holds 300,000 ordinary shares of 10 pence each in the capital of the Company.

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £10.3 billion in the year to 30 September 2007. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

END

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	10:02 18-Mar-08
Number	3361Q

RNS Number:3361Q
Compass Group PLC
18 March 2008

18 March 2008

COMPASS GROUP PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Compass Group PLC (the "Company") announces that Ian El-Mokadem, Group Managing Director UK and Ireland, a person discharging managerial responsibility, has today increased his shareholding in the Company by the purchase of 10,000 ordinary shares each in the market at a purchase price of 313.25p pence each per share.

As a result of this transaction, Mr El-Mokadem and his wife now hold 70,000 ordinary shares of 10 pence each in the capital of the Company.

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £10.3 billion in the year to 30 September 2007. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:21 18-Mar-08
Number	4112Q

18th March 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 March 2008 it purchased for cancellation 1,250,000 ordinary shares at a price of 319.782108 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:24 19-Mar-08
Number	5213Q

19th March 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 March 2008 it purchased for cancellation 847,000 ordinary shares at a price of 315.823673 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

Regulatory Announcement

Go to market news section

RECEIVED

2008 APR 16 P 1:-4

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Compass Group PLC
TIDM	CPG
Headline	Trading Statement
Released	07:01 27-Mar-08
Number	8669Q

RNS Number:8669Q
Compass Group PLC
27 March 2008

Compass Group PLC: Trading update

27 March 2008

This statement updates investors on the Group's progress in the current year, ahead of the announcement on 14 May 2008 of its half year results for the six months to 31 March 2008.

Group

Trading in the first five months of the current financial year has been ahead of our expectations and the strong performance seen in the first three months as detailed in the interim management statement on 8 February 2008 has continued into the second quarter. We expect organic revenue growth to be just over 5% for the half year and, with the MAP (Management and Performance)(1) programme more deeply embedded throughout the whole organisation, expect to deliver around 50 basis points of margin improvement compared with the same period last year. Cash flow conversion remains very good with ongoing success in driving working capital improvements and careful control of capital expenditure.

We are continuing to be successful in our management of the impact of input cost inflation through rigorous application of the MAP framework, as reflected in the continued improvement in margins, particularly in the key areas of purchasing and supply chain efficiencies, unit cost efficiencies (including menu planning) and both client and consumer pricing.

Overall, we expect a favourable impact of around £6 million on operating profit (2) from the movement of our key currencies for the six months to 31 March 2008 compared with the same period last year(3).

North America

In North America trading remains strong and we again expect good organic revenue growth for the half year of around 7%. Positive like for like revenue growth together with good management of input cost inflation and ongoing operating efficiencies throughout the businesses are expected to deliver further margin improvements of 50 to 60 basis points.

Continental Europe

The organic revenue growth rate in Continental Europe continues to improve and for the half year is expected to be around 5%, with good performances in Spain, Turkey, Eastern Europe and the Nordic countries. We are achieving good conversion of incremental revenues through to operating profit and expect to see margin growth of 60 to 70 basis points.

UK

In the UK, as anticipated, we expect revenues and margins to be broadly in line with last year. The Education sector continues to make solid progress and the Business and Industry and Healthcare sectors are performing in line with the same period last year. We are making good progress with unit labour and overhead efficiency plans and food cost is being well managed through supply chain efficiencies, menu planning and price increases.

Rest of the World

We expect to see around 9% organic revenue growth for the half year in the Rest of the World, driven by positive trends in South America, UAE and our remote site businesses. Margins are expected to show an improvement of 80 to 90 basis points. Our Japanese business continues to make good progress.

Brazil Acquisition

The Group has now completed the acquisition of the remaining 50% stake in GR S.A., our Brazilian contract catering business, for a total cash consideration of 305 million Brazilian Reals (£90 million). The operational and management integration of the business into the Group is proceeding well and we are optimistic about the growth opportunities.

Share Buy Back Programme

The Group's £1 billion share buy back programme is now complete. Between 1 October 2007 and 19 March 2008, the Group repurchased for cancellation 89 million ordinary shares for a total consideration of £280 million. This brings the total number of shares repurchased since the share buy back programme began in 2006 to 328 million for a total consideration of £1 billion.

Full Year Outlook

We have had an encouraging start to the year with a continuation of the positive trading momentum seen over the last 18 months. Looking forward, a combination of good market growth from a diversified geographical and sector base, improving working capital management, capital expenditure control and clearly identified cost efficiencies, leaves us confident that this trend will continue through the second half of the year.

ENDS

Enquiries:

Analysts	Andrew Martin	01932 573000
Media	Chris King	01932 573116

Website: www.compass-group.com

Note to Editors:

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services to our clients' premises and we generated annual revenues of over £10 billion in the year to 30 September 2007. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore and Remote, Education, Healthcare, Sports and Leisure (S&L) and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

A copy of this release, together with all other recent announcements can be found on Compass Group's website at www.compass-group.com.

(1) MAP is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers enabling the business to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers:

- MAP 1: Client Sales and Marketing
- MAP 2: Consumer Sales and Marketing
- MAP 3: Food Cost
- MAP 4: Unit Costs
- MAP 5: Above Unit Overheads

(2) Operating profit, a term used throughout this announcement, includes share of profit of associates and is wholly consistent with the presentation in the Group's 2007 Annual Report and Accounts.

(3) The main exchange rates used to translate the results of subsidiaries reporting in foreign currency were:

Average exchange rate for the	Five months to 29 February 2008	Six months to 31 March 2007
US Dollar	2.02	1.95
Euro	1.38	1.49

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

G 169

Return by a company purchasing its own shares

CHWP000

RECEIVED
2008 APR 16 P 1:

Please do not write in this margin

Pursuant to section 169 of the Companies Act 19[illegible]

£36,[illegible]

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For [illegible] use | Company [illegible]: [illegible]083914[illegible]

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the ab[illegible] follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	[illegible]y
Number of shares purchased	750,000	750,000	750,[illegible]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	19 February 2008	20 February 2008	21 February 2008
Maximum prices paid § for each share	329.5885	322.3606	325.8610
Minimum prices paid § for each share	329.5885	322.3606	325.8610

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,333,575.75
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 36,670.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] . Designation ‡ Deputy Company Secretary Date 3 March 2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

RECEIVED
2008 APR 16 P 1:
OFFICE OF INTERNAT
CORPORATE FINA

...05817

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

£37,(

Please do not write in this margin
For official use

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000	750,000	7[illegible]0
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	22 February 2008	25 February 2008	26 February 2008
Maximum prices paid § for each share	329.8242	335.60	337.3641
Minimum prices paid § for each share	329.8242	335.60	337.3641

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,520,912.25
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 37,605.00

Signed [signature] Designation ‡ Deputy Company Secretary Date 3 March 2008

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

RECEIVED

2008 APR 16 P 1:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 03 Month 03 Year 2008	Day 07 Month 03 Year 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,433	207,350	7,204
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.2025	£2.668

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	03	2008	07	03	2008

Class of shares (ordinary or preference etc)	Ordinary	Oridnary	Ordinary
Number allotted	11,100	750	15,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.1375	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CMf

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	03	2008	07	03	2008

Class of shares (ordinary or preference etc)	Ordinary	Oridnary	
Number allotted	15,000	4,925	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£3.20	£3.36	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

82-5161

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	239,950
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode HX1 2RG	Ordinary	4,238
Name(s): HSBC Global Custody Nominee (UK) Limited Address: Account No. 813259, Crest ID BH01, 8 Canada Square, London UK Postcode E14 5HQ	Ordinary	9,250
Name(s): Mrs Hawan Momoh Abu Address: Flat 4, 61 Finchley Lane, London UK Postcode NW4 1BY	Ordinary	353
Name(s): Please see attached additional schedule. Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed [signature] Date 7/3/08

** A ~~director~~ / secretary / administrator ~~/ administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement~~ supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,	
Compass Group PLC, Compass House, Guildford Street,	
Chertsey, Surrey, KT16 9BQ	Tel 01932 574225
DX number	DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Mr David Glyn Hussey 5 Woodland Way, Torpoint, Cornwall, PL11 2DW	Ordinary	4,925
Mr Allan Rudd 3 Green Terrace, Hubberston, Milford Haven, Dyfed, SA73 3PT	Ordinary	989
Mr Harold Spooner Farm End Cottage, 27 London Road, Sheet, Petersfield, Hampshire, GU31 4BG	Ordinary	989
Mr Simon Campbell Tebbit 4A Ryecroft Road, Otford, Sevenoaks, Kent, TN14 5LX	Ordinary	635
Ms Alison Pedrick 7 Milton Drive, Shepperton, TW17 0JJ	Ordinary	4,433

ay

Name	Exercise Date	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Alison Pedrick	05-Mar-08	05-Mar-08	Alison Pedrick	01-Sep-2005	£1.7920	4,433
						4,433
Birol Aksu	29-Feb-08	03-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	500
Glen Mumford	29-Feb-08	03-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Alexandra Lewis	03-Mar-08	03-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	5,000
Nancy Rhoades	03-Mar-08	03-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	6,250
Mark Collins	03-Mar-08	03-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	4,000
Orla O'Donoghue	04-Mar-08	04-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Philip Lakin	04-Mar-08	04-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Torben Grinder-Pedersen	04-Mar-08	04-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	5,000
David Walker	05-Mar-08	05-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	50,000
Paul Bass	05-Mar-08	05-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Katie Sandwell	05-Mar-08	05-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	3,500
Cyril Chantrelle	05-Mar-08	05-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	6,250
Jerome Laforge	05-Mar-08	05-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	10,000
Philip Tague	05-Mar-08	05-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Christine Logan	05-Mar-08	05-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	15,000
Robert D Desormeau	06-Mar-08	06-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	2,500
Denise Bowden	06-Mar-08	06-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Kim Bircham	06-Mar-08	06-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	31,250
Hasan Aksakal	06-Mar-08	06-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	500
James Kallas	06-Mar-08	06-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	31,250
Howard Goodman	06-Mar-08	06-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	31,250
						207,350
Hawan Momoh Abu	05-Mar-08	05-Mar-08	Hawan Momoh Abu	01-Sep-2004	£2.6680	353
Allan Rudd	05-Mar-08	05-Mar-08	Allan Rudd	01-Sep-2004	£2.6680	989
Harold Spooner	05-Mar-08	05-Mar-08	Harold Spooner	01-Sep-2004	£2.6680	989
Simon Tebbit	05-Mar-08	05-Mar-08	Simon Tebbit	01-Sep-2004	£2.6680	635
						2,966
Bernard Gantley	05-Mar-08	05-Mar-08	HSDL Nominees	01-Sep-2004	£2.6680	706
Darren Rice	05-Mar-08	05-Mar-08	HSDL Nominees	01-Sep-2004	£2.6680	3,532
						4,238
Nancy Rhoades	03-Mar-08	03-Mar-08	Vidacos Nominees	30-Sep-2002	£2.9250	1,850
						1,850
Sandra Bernacchia	03-Mar-08	03-Mar-08	HSBC Global Custody Nominees	30-Sep-2002	£2.9250	9,250
						9,250
Orla O'Donoghue	04-Mar-08	04-Mar-08	Vidacos Nominees	04-Dec-2002	£3.1375	750
						750
Christine Logan	05-Mar-08	05-Mar-08	Vidacos Nominees	03-Aug-2008	£3.1625	15,000
						15,000
Christine Logan	05-Mar-08	05-Mar-08	Vidacos Nominees	28-May-2003	£3.2000	15,000
						15,000
David Hussey	05-Mar-08	05-Mar-08	David Hussey	01-Sep-2002	£3.3600	4,925
						4,925

Name	Exercise Date	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Totals						

Vidacos Nominees	239,950
HSDL Nominees	4,238
HSBC Global Custody Nominees	9,250
Individuals	12,324
Total	**265,762**

£1.7920	4,433
£2.2925	207,350
£2.6680	7,204
£2.9250	11,100
£3.1375	750
£3.1625	15,000
£3.2000	15,000
£3.3600	4,925
Total	**265,762**

G — Return by a company purchasing its own shares — 169

CHWP000

RECEIVED
2008 APR 16 P 1:[illegible]
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use / Company number: 4[illegible]4

Ple[illegible] not w[illegible] in t[illegible] below For [illegible] Rev[illegible] use

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ord[illegible]
Number of shares purchased	750,000	750,000	750,[illegible]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	27 February 2008	28 February 2008	29 February 2008
Maximum prices paid § for each share	328.6409	332.5709	335.3257
Minimum prices paid § for each share	328.6409	332.5709	335.3257

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,474,031.25
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 37,375.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 7/3/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordin
Number of shares purchased	750,000	750,000	750,0
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	3 March 2008	4 March 2008	5 March 2008
Maximum prices paid § for each share	334.8594	330.0352	326.25
Minimum prices paid § for each share	334.8594	330.0352	326.25

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,433,584.50
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 37,170.00

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 7/3/2008

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

RECEIVED

2008 APR 16 P 1:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	10	14
Month	03	03
Year	2008	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,255	3,000	61,900
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CMY

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	10	03	2008
To	14	03	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	674	1,835	4,440
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.668	£2.902	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Ch4

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited		
Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London	Ordinary	125,188
UK Postcode E14 5LB		
Name(s): Mrs Joy Elaine Manning		
Address: 3 Robinswood, Luton	Ordinary	4,426
UK Postcode LU2 7YU		
Name(s): Mrs Elizabeth Penna-Kincell		
Address: 23 Wauldby View, Swanland, North Ferriby, North Humberside	Ordinary	829
UK Postcode HU14 3RE		
Name(s): Mr Stuart Vickers		
Address: 16 Woodward Road, Prestwich, Manchester	Ordinary	1,835
UK Postcode M25 9TU		
Name(s): Mrs Josephine Golding		
Address: 8 Padstow Drive, Stafford	Ordinary	674
UK Postcode ST17 0GY		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14/3/08

** A director / secretary / ~~administrator / administrative receiver / receiver~~ / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Name	Exercise Date	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Joy Manning	12-Mar-08	12-Mar-08	Joy Manning	01-Sep-2005	£1.7920	4,426
Elizabeth Penna-Kincell	*12-Mar-08*	*12-Mar-08*	*Elizabeth Penna-Kincell*	*01-Sep-2005*	*£1.7920*	*829*
						5,255
Arif Ziya Tosya	13-Mar-08	13-Mar-08	Vidacos Nominees	14-Dec-2005	£2.1000	3,000
						3,000
Gunder Nydhal	07-Mar-08	10-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	5,000
Rebecca Robertson	07-Mar-08	10-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Chris Burch	07-Mar-08	10-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	12,500
Paul Darlison	07-Mar-08	10-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	7,000
Bernard Brewster	*07-Mar-08*	*10-Mar-08*	*Vidacos Nominees*	*01-Dec-2004*	*£2.2925*	*12,500*
Berit Lundmark	10-Mar-08	10-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Chris Rogers	10-Mar-08	10-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	9,000
Stephen Hill	10-Mar-08	10-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	1,250
Tony Morro	10-Mar-08	10-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	2,500
Grant Stevenson	10-Mar-08	10-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	3,750
Roger Stalhandske	12-Mar-08	12-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
James Lunn	13-Mar-08	13-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Arif Ziya Tosya	13-Mar-08	13-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	5,000
						61,900
Josephine Golding	12-Mar-08	12-Mar-08	Josephine Golding	01-Sep-2004	£2.6680	674
						674
Stuart Vickers	12-Mar-08	12-Mar-08	Stuart Vickers	01-Sep-2003	£2.9020	1,835
						1,835
Bernard Brewster	07-Mar-08	10-Mar-08	Vidacos Nominees	30-Sep-2002	£2.9250	3,700
Arif Ziya Tosya	13-Mar-08	13-Mar-08	Vidacos Nominees	30-Sep-2002	£2.9250	740
						4,440
Gunder Nydhal	07-Mar-08	10-Mar-08	Vidacos Nominees	16-Sep-1999	£3.1280	4,129
Bernard Brewster	07-Mar-08	10-Mar-08	Vidacos Nominees	16-Sep-1999	£3.1280	7,340
Maria Langwall	12-Mar-08	12-Mar-08	Vidacos Nominees	16-Sep-1999	£3.1280	4,129
						15,598
Grant Stevenson	10-Mar-08	10-Mar-08	Vidacos Nominees	04-Dec-2002	£3.1375	1,250
						1,250
Gunder Nydhal	07-Mar-08	10-Mar-08	Vidacos Nominees	03-Aug-2008	£3.1625	4,000
Bert Brinkman	07-Mar-08	10-Mar-08	Vidacos Nominees	03-Aug-2008	£3.1625	8,000
Bernard Brewster	*07-Mar-08*	*10-Mar-08*	*Vidacos Nominees*	*03-Aug-2008*	*£3.1625*	*10,000*
Grant Stevenson	10-Mar-08	10-Mar-08	Vidacos Nominees	03-Aug-2008	£3.1625	3,000
						25,000
Bert Brinkman	07-Mar-08	10-Mar-08	Vidacos Nominees	28-May-2003	£3.2000	2,000
Bernard Brewster	07-Mar-08	10-Mar-08	Vidacos Nominees	28-May-2003	£3.2000	12,000
						14,000

Totals

Vidacos Nominees	125,188
Individuals	7,764
Total	132,952
£1.7920	5,255
£2.1000	3,000
£2.2925	61,900
£2.6680	674
£2.9020	1,835
£2.9250	4,440
£3.1280	15,598
£3.1375	1,250
£3.1625	25,000
£3.2000	14,000
Total	132,952

G

Return by a company purchasing its own shares

169

RECEIVED

2008 APR 16 P 1:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	18 February 2008		
Maximum prices paid § for each share	327.4401		
Minimum prices paid § for each share	327.4401		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,455,800.75
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 12,280.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed A V. Derham Designation ‡ Deputy Company Secretary Date 25/3/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Pleas ot write in the elow For In ven use

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company numb
4083914

Name of company

** insert full name of company*

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Ac follows:

Class of shares	Ordinary	Ordinary	Ordinar
Number of shares purchased	750,000	723,094	563,146
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	6 March 2008	7 March 2008	10 March 2008
Maximum prices paid § for each share	331.7881	336.3221	346.5156
Minimum prices paid § for each share	331.7881	336.3221	346.5156

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,871,724.93
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 34,360.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 25/3/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	750,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	11 March 2008	12 March 2008	13 March 2008
Maximum prices paid § for each share	337.7512	334.3143	321.5563
Minimum prices paid § for each share	337.7512	334.3143	321.5663

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,100,433.20
Stamp Duty is payable on the aggregate amount at the rate of $\frac{1}{2}$% rounded up to the nearest multiple of £5	£ 45,505.00

Signed [signature] Designation ‡ Deputy Company Secretary Date 25/3/2008

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	17	03	2008
To	27	03	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	11,077	105,850	3,054
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.2925	£2.668

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

CMf

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day Month Year	17 03 2008	27 03 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	6,845	3,670	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.128	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	119,419
Name(s): Greenwood Nominees Limited Address: Participant ID 142 GW, Designation 595066, 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	4,930
Name(s): Mrs Antonia Yvonne Harvey Address: 9 Whateley Hall Road, Knowle, Solihull, West Midlands UK Postcode B93 9NN	Ordinary	1,714
Name(s): Mr Philip Peckett Address: Flat 3, 61 Brondesbury Villas, London UK Postcode NW6 6AJ	Ordinary	4,433
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed MYWhite Date 31/3/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / receiver / official ~~receiver / receiver manager / voluntary arrang~~ement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Name	Exercise Date	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Antonia Harvey	26-Mar-08	26-Mar-08	Antonia Harvey	01-Sep-2005	£1.7920	1,714
Philip Peckett	26-Mar-08	26-Mar-08	Philip Peckett	01-Sep-2005	£1.7920	4,433
						6,147
USA Stock Bonus Plan	18-Mar-08	18-Mar-08	Greenwood Nominees	01-Sep-2005	£1.7920	4,930
						4,930
Janni Scheuerlein	17-Mar-08	17-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	3,000
Ivano Palladino	17-Mar-08	17-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	3,125
Ann Collantine	18-Mar-08	18-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Necati Ozcan	19-Mar-08	19-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	500
Manuel Mendes Dos Reis	19-Mar-08	19-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	12,125
Cemalettin Unal	19-Mar-08	19-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	500
Erdal Yerlikaya	25-Mar-08	26-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	500
Tulin Bitirim	25-Mar-08	26-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	500
Stephen Meadway	25-Mar-08	26-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	8,125
Peter Bruce	26-Mar-08	26-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	21,875
Yuksel Acar	27-Mar-08	27-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	1,000
Christophe Laval	27-Mar-08	27-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	45,000
Karen Burke	27-Mar-08	27-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	1,250
Caron Naylor	27-Mar-08	27-Mar-08	Vidacos Nominees	01-Dec-2004	£2.2925	7,500
						105,850
Netherlands Sharesave	18-Mar-08	18-Mar-08	Vidacos Nominees	01-Sep-2004	£2.6680	3,054
						3,054
Manuel Mendes Dos Reis	19-Mar-08	19-Mar-08	Vidacos Nominees	30-Sep-2002	£2.9250	2,220
Peter Burns	26-Mar-08	26-Mar-08	Vidacos Nominees	30-Sep-2002	£2.9250	4,625
						6,845
Manuel Mendes Dos Reis	19-Mar-08	19-Mar-08	Vidacos Nominees	16-Sep-1999	£3.1280	3,670
						3,670

Totals

Vidacos Nominees	119,419
Greenwood Nominees	4,930
Individuals	6,147
Total	130,496
£1.7920	11,077
£2.2925	105,850
£2.6680	3,054
£2.9250	6,845
£3.1280	3,670
Total	130,496

END